3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

katzb@pepperlaw.com

February 2, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Sebastian Gomez Abero, Esq., Staff Attorney

Re:	IGI Laboratories, Inc. Comments to Registration Statement on Form S-3 filed on December 4, 2009 Commission File No. 333-163524

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-163524 (the “Registration Statement”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 22, 2010 (the “Comment Letter”). Page references contained in the response are to Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Form S-3

General

1.

We note that in response to our prior Comment 1 you indicated that Rockport is registered as a broker dealer. Please revise to clarify that the warrants were issued as underwriting compensation, if accurate. Otherwise, revise to state that Rockport is an underwriter.

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

Securities and Exchange Commission

February 2, 2010

The Company has revised Amendment No. 1 on page 9 in response to the Staff’s comment to indicate that the warrant issued to Rockport in the private placement was issued as a placement agent fee.

Dollar value of underlying securities

2.

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

The Company has included the following disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment:

“We are registering an aggregate of 17,514,097 shares of common stock issuable upon conversion of outstanding shares of Series B-1 Convertible Preferred Stock and upon exercise of the placement agent warrant. The dollar value of these securities is $10,158,176, calculated as the 17,251,597 shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock and 262,500 shares of common stock issuable upon exercise of the placement agent warrant that were issued as part of the private placement that are being registered on this registration statement, multiplied by $0.58, the closing price of the Company’s common stock on March 13, 2009 (the date of the closing of the private placement) as quoted on NYSE Amex.

Payments to the investor and affiliates

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of the convertible preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

Securities and Exchange Commission

February 2, 2010

The Company has revised Amendment No. 1 in response to the Staff’s comment to disclose on page 9 of Amendment No. 1 payments made to the placement agent in connection with the convertible preferred stock transaction. In addition, the Company advises the Staff that the terms of the interest payable on the Series B-1 Convertible Preferred Stock is disclosed on page 3 of Amendment No. 1. The Company further advises the Staff that two affiliates of one of the selling stockholders is entitled to appoint two directors to serve on the Company’s board of directors. These board designees receive the same compensation as the Company’s other non-employee directors. The Company has also revised Amendment No. 1 on page 8 to disclose the net proceeds received by the Company as a result of the offering.

The following table discloses the net proceeds to the Company from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and their affiliates in the first year following the sale of the convertible preferred stock:

$ Amount
Net proceeds to the Company from the offering	$5,279,000
Cash payments to the placement agent in connection with the convertible preferred stock transaction (such amount is already reflected in net proceeds to the Company from the offering set forth above)	$ 350,000
Accrued interest on the convertible preferred stock during the first year following the convertible preferred stock transaction	$ 261,260

Potential profits on conversion

4.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

•

the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•

the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

Securities and Exchange Commission

February 2, 2010

•

if the conversion price per share is set at a fixed price, use the price per share established by the convertible preferred stock; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date.

•

the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the convertible preferred stock);

•

the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Securities and Exchange Commission

February 2, 2010

The following table sets forth the total possible profit the selling shareholders could have realized on the date of sale of the convertible preferred stock (March 13, 2009) as a result of the conversion discount for the securities underlying the convertible preferred stock on such date. As set forth in the prospectus, the Company respectively advises the Staff that from and after the date of the issuance of shares of Series B-1 Convertible Preferred Stock, the holders of the Series B-1 Convertible Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, which equals $6,000 per share, on each outstanding share of Series B-1 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock dividends shall accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except in the case of a liquidation or change in control of the Company, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors. Accrued but unpaid dividends on shares of Series B-1 Convertible Preferred Stock are convertible into shares of common stock at a conversion ratio of $0.41 per share of common stock.

The market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock (March 13, 2009)	$0.58
The implied common stock conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock	$0.41
The common stock conversion ratio for each outstanding shares of convertible preferred stock on the date of the sale of the convertible preferred stock	14,634:1
The total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion of the convertible preferred stock on the date of issuance). Such amount takes into account that stockholder approval of the offering was prospectively obtained on May 15, 2009.	14,734,667
The combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock on the date of issuance	$8,546,107
The total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.	$2,504,893

Securities and Exchange Commission

February 2, 2010

The Company advises the Staff that it has added disclosure in response to the Staff’s comment on page 7 to disclose that the combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock, calculated using the market price per share on the date of sale of the Series B-1 Convertible Preferred Stock and the total possible shares underlying the Series B-1 Convertible Preferred Stock on the original date of issuance of such shares is equal to $8,546,107 and that the total possible discount to the market price as of the date of the sale of the Series B-1 Convertible Preferred Stock, calculated by subtracting the total amount paid for the Series B-1 Convertible Preferred Stock on the date of the sale of the Series B-1 Convertible Preferred Stock from the combined market price of the total number of shares underlying the Series B-1 Convertible Preferred Stock on that date is $2,546,107.

The Company advises the Staff that it has added disclosure in response to the Staff’s comment on page 3 to disclose that the conversion ratio of the Series B-1 Convertible Preferred Stock may only be adjusted to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B-1 Convertible Preferred Stock.

Total potential profit from other securities

5.

Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Securities and Exchange Commission

February 2, 2010

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company advises the Staff that the only other securities issued in the convertible preferred stock transaction that remain outstanding following shareholder approval of the transaction as set forth in further detail on pages 6 through 11 in Amendment No. 1 is the warrant to purchase 350,000 shares of common stock to the placement agent as consideration for the placement agent’s services in the transaction. The Company has revised Amendment No. 1 on page 10 to discuss the terms of the placement agent warrant.

Comparison of issuer proceeds to potential investor profit

6.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

Securities and Exchange Commission

February 2, 2010

•

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•

the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock.

The Company has added the following disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment:

“The following table discloses, among other things, the proceeds to us as a result of the private placement after giving effect to any payments that may be required to be made by us in the year following the private placement:

Gross proceeds	$6,000,000
Accrued interest on Series B-1 Convertible Preferred Stock during the year following the private placement	$ 261,260
Expenses incurred in connection with the private placement	$ 721,000
Resulting net proceeds to the Company	$5,017,740
The total possible profit that could have been realized as of the date of issuance by the selling stockholders (1)	$2,564,393
Percentage calculation (2)	56.3%

(1)

Such amount was calculated by multiplying (i) the shares of common stock issuable upon conversion of the Series B-1 Convertible Preferred Stock (14,734,667) plus the shares of common stock issuable upon exercise of the warrant granted to the placement agent (350,000), and (b) the fair market value of our common stock at the closing of the private

Securities and Exchange Commission

February 2, 2010

placement ($0.58) less the conversion price of the Series B-1 Convertible Preferred Stock and the exercise price of the warrant ($0.41). Such calculation assumes that holders of Series B-1 Convertible Preferred Stock could have converted their shares into 14,734,667 shares of common stock on the date of issuance.

(2)

Such amount represents the percentage of the total possible payments that may be required to be made by us in the year following the private placement plus the total possible discount to the market price of the shares underlying the convertible preferred stock divided by the net proceeds to us after the expenses of the offering from the private placement.”

Prior transactions between the issuer and the selling shareholders

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Securities and Exchange Commission

February 2, 2010

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company advises the Staff that prior to the convertible preferred stock transaction on March 13, 2009, it has not been involved in prior securities transactions with any of the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Comparison of registered shares to outstanding shares

8.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Securities and Exchange Commission

February 2, 2010

The Company has added the following disclosure on page 14 of Amendment No. 1 in response to the Staff’s comment:

“The following table discloses, among other things, the number of shares of our common stock publicly held prior to the private placement and the number of shares registered for resale in this registration statement:

Number of Shares
the number of shares outstanding prior to the private placement that are held by persons other than the selling stockholders, our affiliates and affiliates of the selling shareholders	5,928,790
the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders	17,514,097
the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.	17,514,097

We have not registered any shares for resale by the selling stockholders or their affiliates in prior registration statements.”

The issuers intention and ability to make all convertible preferred stock payments and the presence or absence of short selling by the selling shareholders

9.

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•

the date on which each such selling shareholder entered into that short position; and

Securities and Exchange Commission

February 2, 2010

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction before the filing or after the filing of the registration statements, etc.).

The Company advises the Staff that it has added disclosure on page 6 of Amendment No. 1 regarding its intention to make future dividend payments on the outstanding shares of Series B-1 Convertible Preferred Stock. As disclosed in Amendment No. 1, the holders of the Series B-1 Convertible Preferred Stock are entitled to receive, out of funds legally available therefore, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, or $6,000 per share, on each outstanding share of Series B-1 Convertible Preferred Stock, subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Series B-1 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock dividends accrue from day to day, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; except in the case of a liquidation or conversion, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors.

The Company further advises the Staff, that based on information it received from each Selling Stockholder, none of the selling stockholders have an existing short position in the company’s common stock.

Relationships between the issuer and the selling shareholders

10.

Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

Securities and Exchange Commission

February 2, 2010

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company has added disclosure in Amendment No. 1 on pages 6 through 11 in response to the Staff’s comment. The Company has also added additional exhibits to the exhibit index in response to the Staff’s comment.

The method by which the number of registered shares was determined

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The Company advises the Staff that it is registering the number of shares included in the Registration Statement pursuant to the terms of a Registration Rights Agreement it entered into with the selling stockholders pursuant to its arms length negotiations as part of the convertible preferred stock financing transaction. The Registration Rights Agreement is explained in further detail on page 10 of Amendment No. 1.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Hemanshu Pandya

Phil Forte

Joyce Erony